VF 7-2-03

** AM 7-1-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03051249

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 AND ENDING 04/30/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Builders Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 5th Avenue SW
(No. and Street)

Aberdeen	South Dakota	57401
(City)	(State)	(Zip Code)

PROCESSING SECTION RECEIVED JUN 30 2003 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Fox 952-918-3510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanski, Peter, Kronlage & Zoch P.A.
(Name – *if individual, state last, first, middle name*)

7500 Olson Memorial Hwy	Minneapolis	MN	55427
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8

OATH OR AFFIRMATION

I, John E. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Builders Securities LLC, as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer

Title

Notary Public


AMELIA L. GREINER
Notary Public-Minnesota
My Commission Expires Jan 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY BUILDERS SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002

LEGACY BUILDERS SECURITIES LLC
FINANCIAL STATEMENTS
APRIL 30, 2003 AND 2002

Table of Contents

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.™

The Board of Directors
Legacy Builders Securities LLC
Bloomington, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of **Legacy Builders Securities LLC** (a limited liability company) as of April 30, 2003 and 2002 and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Legacy Builders Securities LLC** as of April 30, 2003 and 2002 and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch P.A.

June 12, 2003

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

LEGACY BUILDERS SECURITIES LLC
BALANCE SHEETS
APRIL 30, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ **42,226**	$ 27,921
Receivable from affiliated broker	**60,964**	55,025
Total current assets	**103,190**	82,946
	$ **103,190**	$ 82,946
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES	$ -	$ -
	-	-
MEMBER'S EQUITY		
Member's paid in capital	**15,000**	15,000
Member's undistributed earnings	**88,190**	67,946
	103,190	82,946
	$ **103,190**	$ 82,946

See Notes to Financial Statements

LEGACY BUILDERS SECURITIES LLC
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2003 AND 2002

	2003	2002
INCOME		
Commission income	$ 311,127	$ 365,577
EXPENSES		
Licensing and registration	150	2,005
Professional fees	3,360	87
Other	1,373	10
	4,883	2,102
NET INCOME	$ 306,244	$ 363,475

See Notes to Financial Statements

LEGACY BUILDERS SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED APRIL 30, 2003 AND 2002

	Member's Paid-in Capital	Member's Undistributed Earnings (Deficit)	Total
BALANCE, APRIL 30, 2001	$ 15,000	$ (4,529)	$ 10,471
Net income	-	363,475	363,475
Distribution of earnings to member	-	(291,000)	(291,000)
BALANCE, APRIL 30, 2002	15,000	67,946	82,946
Net income	-	306,244	306,244
Distribution of earnings to member	-	(286,000)	(286,000)
BALANCE, APRIL 30, 2003	**$ 15,000**	**$ 88,190**	**$ 103,190**

LEGACY BUILDERS SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2003 AND 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2003	2002
OPERATING ACTIVITIES		
Net income	$ **306,244**	$ 363,475
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
(Increase) decrease in:		
Receivable from affiliated broker dealer	**(5,939)**	(55,025)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**300,305**	308,450
INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Distribution of earnings to member	**(286,000)**	(291,000)
NET CASH USED IN FINANCING ACTIVITIES	**(286,000)**	(291,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**14,305**	17,450
CASH AND CASH EQUIVALENTS, BEGINNING	**27,921**	10,471
CASH AND CASH EQUIVALENTS, ENDING	$ **42,226**	$ 27,921

See Notes to Financial Statement

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Legacy Builders Securities LLC (Legacy) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Legacy Builders Resource Group LLC.

The majority of Legacy's commission revenue is earned from an affiliated broker/dealer which executes securities transactions including mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker dealer. It is the Company's policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2003 and 2002. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2003 and 2002.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is organized as a limited liability corporation, wherein the members of the Company are taxed on their proportionate share of income, and no provision for income taxes is reflected in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2003, the Company had net capital, as computed under the rule, of $42,226 and its ratio of aggregate indebtedness to net capital was 0 to 1.

(continued on next page)

NOTE 4 - RELATED PARTIES

The Company has a single member owner, Legacy Builders Resource Group, LLC (LBRG) which is a holding Company for various financial service entities. All indirect operating expenses of LBRG's related entities are paid for by LBRG including all compensation and related employee costs of financial services representatives. Only direct expenses incurred by Legacy are recognized in the financial statements of Legacy.

LEGACY BUILDERS SECURITIES LLC

SUPPLEMENTARY INFORMATION

LEGACY BUILDERS SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2003 AND 2002

NET CAPITAL	2003	2002
MEMBER'S EQUITY	$ 103,190	$ 82,946
DEDUCTIONS:		
Nonallowable assets:		
Accounts receivable from affiliated broker	(60,964)	(55,025)
NET CAPITAL	$ 42,226	$ 27,921
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000
AGGREGATE INDEBTEDNESS	$ -	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of April 30, 2003 and 2002)

	2003	2002
Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$ 42,226	$ 27,921
Net audit adjustments to financial statements	-	-
Net capital per above	$ 42,226	$ 27,921

Schedule II

REGACY BUILDERS SECURITIES LLC

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2003 AND 2002

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

LEGACY BUILDERS SECURITIES LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2003 AND 2002

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Legacy Builders Securities LLC
Bloomington, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Legacy Builders Securities LLC,** for the year ended April 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blonski Peter Kronlage & Zoch, PA

June 12, 2003